EXHIBIT 99.1

Galapagos to present at 41th Annual J.P. Morgan Healthcare Conference

Mechelen, Belgium; 3 January 2023, 22.01 CET; Galapagos NV (Euronext & NASDAQ: GLPG) will participate in the 41th Annual J.P. Morgan Healthcare Conference on January 9-12, 2023.

Paul Stoffels1, CEO, will present on Monday, January 9 at 4.30 p.m. PST/7.30 p.m. ET (Tuesday, January 10 at 01.30 a.m. CET). The presentation will be a live audio webcast and can be accessed via the following link. A replay of the webcast will be available on the Galapagos’ website at https://www.glpg.com/webcasts.

About Galapagos
Galapagos is a fully integrated biotechnology company focused on discovering, developing, and commercializing innovative medicines. We are committed to improving patients’ lives worldwide by targeting diseases with high unmet needs. Our R&D capabilities cover multiple drug modalities, including small molecules and cell therapies. Our portfolio comprises discovery through to Phase 4 programs in immunology, oncology, and other indications. Our first medicine for rheumatoid arthritis and ulcerative colitis is available in Europe and Japan. For additional information, please visit www.glpg.com or follow us on LinkedIn or Twitter.

Contact
Investors:
Sofie Van Gijsel
Head of Investor Relations
+1 781 296 1143

Sandra Cauwenberghs
Director Investor Relations
+32 495 58 46 63
ir@glpg.com

Media:
Marieke Vermeersch
Head of Corporate Communication
+32 479 490 603
media@glpg.com

Forward-looking statements

This release may contain forward-looking statements. Such forward-looking statements are not guarantees of future results. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any forward-looking statements in this document, unless specifically required by law or regulation.

1 Acting via Stoffels IMC BV